FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")
855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

August 26, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on August 26, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras
Chief Financial Officer
T: 604-664-1078

Item 9 Date of Report

August 26, 2022.

SCHEDULE "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 26, 2022

HIVE Announces RSU and Option Grants

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA) (the "Company" or "HIVE") announced that the Board of Directors has approved the grant of 415,200 incentive stock options ("Stock Options") exercisable into the equivalent amount of common shares of the Company at a price of C$5.66 per share for a period of five years. The grants were made to employees, officers and consultants of the Company and are subject certain vesting requirements. The Company's Board of Directors has also approved the grant of an aggregate of 1,425,280 restricted share units ("RSUs") to employees, officers and consultants of the Company which vest over 24 months. Each vested RSU entitles the holder to receive one common share of the Company. These grants were made to appropriately reward the previous and ongoing contributions of the recipient employees, officers and consultants and to encourage them to continue contributing significantly to HIVE's success in future.

Prior to the grants, the Company had approximately 82.2 million issued and outstanding common shares, approximately 2.8 million stock options, and 54,600 RSU's.

All grants of Stock Options and RSU's are subject to the Company's Stock Option Plan and Restricted Share Unit Plan which were re-approved by shareholders at HIVE's 2021 annual meeting of shareholders on December 21, 2021.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"Frank Holmes"
Executive Chairman

For further information please contact:
Frank Holmes
Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the digital currency market; the Company's ability to successfully mine digital currency: the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company dated July 19, 2022 and other documents disclosed under the Company's filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.